Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2009(2)	2010(2)	2011	2012	2013	2014(2)	2013(2)
Net (loss) income	$(58,598)	$(38,970)	$6,858	$7,890	$40,139	$(4,837)	$(10,263)
Income tax (benefit) expense	(36,459)	(22,746)	5,542	8,242	22,841	(3,487)	(7,354)
Fixed charges	268,441	254,098	239,842	227,520	221,584	49,135	55,385

Earnings	173,384	192,382	252,242	243,652	284,564	40,811	37,768

Interest expense, Net	196,520	185,681	170,524	156,762	146,112	30,223	36,672
Rents under leases representative of an interest factor (1/3)	71,556	68,052	68,953	70,393	75,107	18,821	18,622
Preferred dividends	365	365	365	365	365	91	91

Fixed charges	268,441	254,098	239,842	227,520	221,584	49,135	55,385

Ratio of earnings to fixed charges	0.6x	0.8x	1.1x	1.1x	1.3x	0.8x	0.7 x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009 and the three months ended March 31, 2014 and 2013, earnings were insufficient to cover fixed charges by $61.7 million and $95.1 million and $8.3 million and $17.6 million, respectively.